United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale announces early tender results of cash tender offers for notes due 2039, 2036, 2034 and 2042

Rio de Janeiro, June 22, 2023 – Vale S.A. (“Vale”) and Vale Overseas Limited (“Vale Overseas” and, together with Vale, the “Offerors”) announce the early tender results of the previously announced offers to purchase for cash (the “Waterfall Offers”) the notes of the series of notes as set forth in the table below (the “Waterfall Notes”) as of 5:00 p.m., New York City time, on June 21, 2023 (the “Waterfall Early Tender Date”).

Issuer	Title of Security	CUSIP / ISIN Nos	Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page (1)	Fixed Spread(2)	Principal Amount Validly Tendered	Principal Amount Accepted for Purchase	Approximate Proration Factor(3)
Vale Overseas	6.875% Guaranteed Notes due 2039	91911TAK9 / US91911TAK97	US$1,247,178,000	1	3.875% due May 15, 2043	FIT1	+235 bps	US$101,019,000	US$101,019,000	100.0%
Vale Overseas	6.875% Guaranteed Notes due 2036	91911TAH6 / US91911TAH68	US$1,458,748,000	2	3.375% due May 15, 2033	FIT1	+257 bps	US$132,256,000	US$123,882,000	93.7%
Vale Overseas	8.250% Guaranteed Notes due 2034	91911TAE3 / US91911TAE38	US$641,337,000	3	3.375% due May 15, 2033	FIT1	+231 bps	US$33,872,000	US$0	-
Vale	5.625% Notes due 2042	91912EAA3 / US91912EAA38	US$491,245,000	4	3.875% due May 15, 2043	FIT1	+188 bps	US$20,830,000	US$0	-

(1)	The applicable page on Bloomberg from which the dealer managers will quote the bid-side price of the Reference U.S. Treasury Security.
(2)	Inclusive of Waterfall Early Tender Payment (as defined in the Offer to Purchase).
(3)	The proration factor has been rounded to the nearest tenth of a percentage point for presentation purposes.

Upon the terms and subject to the conditions set forth in the offer to purchase dated June 7, 2023 (the “Offer to Purchase”), the Offerors will only accept for purchase up to a maximum aggregate principal amount of Waterfall Notes tendered in the Waterfall Offers not to exceed US$500,000,000 less the aggregate principal amount of Any and All Notes validly tendered and accepted for purchase pursuant to the Any and All Offer, excluding any premium and any accrued and unpaid interest (the "Maximum Principal Amount").

Because the purchase of Waterfall Notes validly tendered in the Waterfall Offers would cause the Offerors to purchase an aggregate principal amount of Waterfall Notes in excess of the Maximum Principal Amount, the Offerors have accepted for purchase (a) US$101,019,000 principal amount of 2039 Notes; (b) US$123,882,000 principal amount of 2036 Notes; (c) none of the 2034 Notes; and (d) none of the 2042 Notes. Given that the Offers are oversubscribed, no Waterfall Notes tendered after the Waterfall Early Tender Date will be accepted for purchase. Any tendered Waterfall Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

The applicable Total Consideration (as defined in the Offer to Purchase) payable per US$1,000 principal amount of Waterfall Notes tendered and accepted for purchase will be determined by the dealer managers based on the applicable fixed spread for each series of Waterfall Notes (as set forth in the table above) plus the applicable yield-to-maturity of the Reference U.S. Treasury Security for that series of Waterfall Notes (as set forth in the table above) as of 11:00 a.m., New York City time, on June 22, 2023. The Offerors expect to announce the pricing of the Waterfall Offers on June 22, 2023.

Payment of the applicable Total Consideration and accrued and unpaid interest for the Waterfall Notes validly tendered and accepted for purchase is expected to be made, subject to the terms and conditions of the Offer to Purchase, on June 23, 2023 (the “Waterfall Early Settlement Date”). Vale Overseas will pay holders of the 2039 Notes and 2036 Notes validly tendered and accepted for purchase on a pro rata basis according to the proration procedures described in the Offer to Purchase. The Waterfall Offers will expire at 5:00 p.m., New York City time, on July 7, 2023.

The Offerors have retained BMO Capital Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and Scotia Capital (USA) Inc. to serve as dealer managers (“Dealer Managers”) and D.F. King & Co., Inc. to serve as tender and information agent for the Waterfall Offers (“D.F. King”). The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Waterfall Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (800) 591-8263 (US toll free) or in writing at vale@dfking.com. Questions about the Waterfall Offers may be directed to BMO Capital Markets Corp. by telephone at +1 (212) 702-1840 (collect) or +1 (833) 418-0762 (US toll free), Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (collect) or +1 (800) 558-3745 (US toll free), J.P. Morgan Securities LLC by telephone at +1 (212) 834-4045 (collect) or +1 (866) 834-4666 (US toll free) and Scotia Capital (USA) Inc. by telephone at +1 (212) 225-5559 (collect) or +1 (833) 498-1660 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Waterfall Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Waterfall Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Waterfall Offers to be made by a licensed broker or dealer, the Waterfall Offers will be made by the Dealer Managers on behalf of the Offerors. None of the Offerors, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Waterfall Offers. None of the Offerors, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Waterfall Offers other than the information and representations contained in the Offer to Purchase.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) economic, political and social issues in the countries in which we operate, (b) the global economy, (c) commodity prices, (d) financial and capital markets, (e) the mining and metals businesses, which are cyclical in nature, and their dependence upon global industrial production, which is also cyclical, (f) regulation and taxation, (g) operational incidents or accidents, and (h) the high degree of global competition in the markets in which we operate. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 22, 2023		Head of Investor Relations